

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 18, 2011

<u>Via Facsimile</u>

Peter C. Wallace
President and Chief Executive Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, OH 45440

> **Re:** **Robbins & Myers, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed October 26, 2010**
> **File No. 001-13651**

Dear Mr. Wallace:

We refer you to our comment letters dated July 29, 2011, July 7, 2011 and June 9, 2011 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance